The Board of Directors and Shareholders
First Indiana Corporation:

We consent to incorporation by reference in the registration statement on Form S-8 of First Indiana Corporation of our report dated June 25, 1996 relating to the statement of financial condition available for plan benefits of the First Indiana Corporation 401(k) Plan as of December 31, 1995, and the related statement of income and changes in plan equity for the period from August 1, 1995 (Plan inception) to December 31, 1995, and the related supplemental schedules of assets held for investment purposes and reportable transactions, which report appears in the December 31, 1995 annual report on Form 11-K of the First Indiana
Corporation 401(k) Plan.

/s/ KPMG Peat Marwick LLP
KPMG Peat Marwick LLP
Indianapolis, Indiana
June 25, 1996

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